UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 205TH MEETING OF THE BOARD OF

DIRECTORS HELD ON JULY 25, 2012

1.  DATE, TIME AND PLACE: The meeting was held on July 25, 2012 at 10 a.m. at the head offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor, suite 142, in the City of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 2 of Article 17 of the Company’s Bylaws.

3.  ATTENDANCE: All of the members of the Board of Directors (“Board”) were in attendance. As provided for in Paragraph 7 of Article 17 of the Bylaws, Mr. Francisco Caprino sent in a written vote. EXCUSED ABSENCE: Cláudio Palaia, with the registration of his alternate, Rodrigo Cardoso Barbosa.

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, already being known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the directors appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

The matters described in the Agenda having been discussed, the following issues were resolved by the Board by unanimous vote and with no reservations:

(i)        Cognizance taken of the activities of the Advisory Committee and Commission of the Board during the month of July;

(ii)       Cognizance taken of management highlights and the material facts of the month, reported by the CEO;

(iii)      Approval  of the Sustainability Commission’s Worksheet;

(iv)      Approval  of the minutes of the 203rd and 204th meetings of the Board held on June 27 and July 12, 2012;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(v)       Approval, pursuant to the provisions of item "p" of Article 17 of the Bylaws of the Company and the controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), of the acquisition of 1,826.76 GWh (one thousand eight hundred and twenty-six point seventy-six Gigawatt-hours) of electric energy from a subsidized source, with a 50% (fifty percent) discount in the Distribution and Transmission System Usage Tariffs (TUSD and TUST), generated by the Usina Termelétrica Açucareira Ester S.A. (“Ester Thermoelectric Power Plant”) a subsidiary of the controlled company CPFL Energias Renováveis S.A. (“CPFL Renováveis”), under the terms and conditions described in Board of Executive Officers Resolution No. 2012041;

(vi)      Approval (vi.i) of  the proposed revision of the Administrative Rule for the Long-Term Incentive Plan for executives ("ILP Rule"), which sets the guidelines of the Long-Term Incentive Plan ("ILP Plan") for the period from 2012 to 2018, which was previously considered by the Personnel Management Committee and (vi.ii)  the first grant of phantom stocks,  for the fiscal year 2012, which will be subject to individual contracts of grant and whose calculations have been previously examined by the Personnel Management Committee;

(vii)     Cognizance taken of the calculations of vesting and conversion on the ILP Plan’s Value Virtual Units ("UVVs"), by the Company's Board of Executive Officers, which had been previously analyzed by the Personnel Management Committee; and

(viii)    Recommended to the Company's representatives on the management bodies of CPFL Renováveis that they vote to approve the following proposals: (viii.i)  Rules for Procurement of Services and Supply of Materials and/or Equipment with Related Parties; (viii. ii) incorporation of Quintanilha Machado Geração e Comercialização de Energia S.A. (“Quintanilha Machado”) by SIIF Desenvolvimento de Projetos de Energia Eólica Ltda (“SIIF”); (viii.iii)  incorporation of the Spanish company Jantus SL by CPFL Renováveis upon the approval of the Brazilian Securities and Exchange Commission ("CVM") of a request for waiver of compliance with the requirements in Article 264 of Law 6,404/76 and CVM Instruction No. 319/99 and (viii.iv)  rectification of parties indicated in the Contract for the Supply of Electric Energy signed by CPFL Renováveis with CPFL Brasil.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned, the minutes drawn up, read, approved and signed by the Members present and by the Secretary. Murilo Passos – Chairman, Ivan de Souza Monteiro, Francisco Caprino Neto, Rodrigo C. Barbosa, Renê Sanda, Helena Kerr do Amaral and Gisélia Silva – Secretary.

I hereby certify that this is a summary of the original minutes as recorded in the Minutes Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 9, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.